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[•], 2024

Essential 40 Stock Fund

Northern Lights Fund Trust II

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022

Re:	Essential 40 Stock Fund Reorganization

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated [•], by Northern Lights Fund Trust II, a Delaware statutory trust (“NLFT II” or the “Trust”), on behalf of its series the Essential 40 Stock Fund (the “Target Fund”) and Essential 40 Stock ETF (the “Acquiring Fund”) and, with respect to paragraph 10.2 of the Agreement, KKM Financial, LLC (the “Adviser”). The Agreement describes a proposed transaction (the “Reorganization”), to occur as of October 4, 2024 (the “Closing Date”), that will consist of (1) the sale, assignment, conveyance, transfer, and delivery of all of the property and assets of the Target Fund to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”) equal in aggregate net asset value to the outstanding shares of beneficial interest of the Target Fund (“Target Fund Shares”) (2) the assumption by the Acquiring Fund of all liabilities of the Target Fund, (3) the distribution of the Acquiring Fund Shares to the shareholders of the Target Fund (“Target Fund Shareholders”) who hold Target Fund Shares through a brokerage account or transfer agent account that can accept Acquiring Fund Shares, (4) the distribution of cash to Target Fund Shareholders in lieu of fractional Acquiring Fund Shares, and (5) with respect to Target Fund Shareholders who do not hold Target Fund Shares through a brokerage account or transfer agent account that can accept Acquiring Fund Shares, the distribution of cash equal to the net asset value of the Target Fund Shares held by such Target Fund Shareholders, in complete liquidation of the Target Fund, as provided herein (“Reorganization”), all upon the terms and conditions hereinafter set forth in this Agreement. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Information Statement dated July [•], 2024, and such other items as we have deemed necessary to render this opinion. In addition, the Target Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letter”) representing as to certain facts, occurrences and information upon which each of the Acquiring Fund and the Target Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The acquisition by the Acquiring Fund of all of the assets of the Target Fund solely in exchange for the Acquiring Fund’s Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution of such Acquiring Fund Shares by the Target Fund in complete liquidation to the Target Fund Shareholders in exchange for their Target Fund Shares, all as provided in the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Target Fund and the Acquiring Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Code Section 1032, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the assets of the Target Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund as contemplated in the Agreement;

(iii)	Under Code Sections 361(a) or 357(a), no gain or loss will be recognized by the Target Fund (i) upon the transfer of all of the Target Fund’s assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund or (ii) upon the distribution (whether actual or constructive) of the Acquiring Fund Shares by the Target Fund to the Target Fund Shareholders

in exchange for their Target Fund Shares, as contemplated in the Agreement;

(iv)	Under Code Section 354, no gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund Shares solely for the Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares);

(v)	Under Code Section 358, the aggregate tax basis of the Acquiring Fund Shares to be received by the Target Fund Shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor by such shareholder (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

(vi)	Under Code Section 362(b), the tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the Reorganization;

(vii)	Under Code Section 1223(2), the holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund;

(viii)	Under Code Section 1223(1), the Target Fund Shareholder’s holding period for the Acquiring Fund Shares to be received by each Target Fund Shareholder will include the period during which the Target Fund Shares exchanged therefor were held such shareholder, provided that the Target Fund Shareholder held the Target Fund Shares as a capital asset on the date of the Reorganization; and

(ix)	The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury regulations thereunder.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the Service or the courts, and there is no guarantee that the Service will not assert positions contrary to the ones taken in this opinion letter. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. No opinion will be expressed as to (1) the effect of the Reorganization on (A) the Target Fund or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting, (B) any Target Fund Shareholder or Acquiring Fund Shareholder that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting, (C) the Target Fund or the Acquiring Fund with respect to any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code, or (D) any limitations on the use or availability of capital losses, net operating losses, unrealized gain or loss or other losses under the Code or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Our opinions are being rendered to the Target Fund and its Boards of Trustees, and may be relied upon only by the Target Fund and its Boards of Trustees and shareholders, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of either Fund. The Target Fund, and the respective shareholders are free to disclose the tax treatment or tax structure of any of the transactions described herein.

Sincerely,

Alston & Bird LLP